SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on listing of tradable shares with selling restrictions of China Petroleum & Chemical Corporation (the "Registrant”), issued by the Registrant on October 12, 2007.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement on Listing of Tradable Shares with Selling Restrictions
(Overseas Regulatory Announcement)

Special Notification

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Important Notification:

•	The number of tradable shares with selling restrictions to be listed will be 4,915,028,507 shares.

•	The listing date of tradable shares with selling restrictions is set to be 16 October 2007.

1.	STATUS OF THE SHARE REFORM SCHEME

1.1
The share reform scheme (the "Scheme") of China Petroleum & Chemical Corporation (the "Company") was approved at the relevant general meeting of shareholders of A Shares on 25 September 2006 and came into effect on 29 September 2006, which is the record date for the implementation of the Scheme. The date of resumption of trading of A Shares will be on 16 October 2006.

1.2	The Scheme does not involve any arrangement for additional consideration.

2.	UNDERTAKINGS RELATING TO TRADABLE SHAREES WITH SELLING RESTRICTIONS IN THE SCHEME

All shareholders of the non-tradable shares of the Company undertake to comply with the provisions of laws, rules and regulations and perform their legal obligations in the "Announcement on the Implementation of the Share Reform Scheme" dated 28 September 2006.

3.	CHANGES IN THE SHARE CAPITAL STRUCTURE AND THE SHAREHOLDING OF THE COMPANY AFTER IMPLEMENTATION OF THE SCHEME

3.1	The structure of share capital of the Company remains unchanged after the implementation of the Scheme.

3.2	The proportion of the shareholding of tradable shares with restrictions by each shareholder remains unchanged after the implementation of the Scheme.

4.	SETTLEMENT OF CAPITAL TIE-UP BY SUBSTANTIAL SHAREHOLDERS

No circumstances of capital tie-up by substantial shareholders exist in the Company.

5.	INSPECTION OPINIONS ISSUED BY THE SPONSORS

China International Capital Corporation and CITIC Securities Co., Ltd., the sponsors of the Scheme, upon inspection, have issued their opinions as follows: "Upon the completion of the share reform scheme, As at the date of this announcement, all the shareholders holding tradable shares with selling restrictions of the Company have strictly fulfilled their undertakings made in the course of the share reform scheme.  The application for the listing of the tradable shares with selling restrictions by the Company's board of directors is in compliance with the relevant regulations."

6.	INFORMATION ON THE TRADABLE SHARES WITH SELLING RESTRICTIONS TO BE LISTED

6.1
The number of tradable shares with selling restrictions to be listed will be 4,915,028,507 shares.  Among the 579,906,507 shares with selling restrictions held by Guotai Junan Securities Company Limited, 38,230,000 shares are frozen and 533,530,000 shares are pledged.

6.2	The listing date of tradable shares with selling restrictions is set to be 16 October 2007.

6.3	Details of the listing of tradable shares with selling restrictions

Serial No.	Name of shareholders	Ratio to the total share capital	Number of tradable shares with selling restrictions (shares)	The earliest date expected for listing and trading [1]
1	China Petroleum & Chemical Corporation	5%	4,335,122,000	G+12 months
		5%	4,335,122,000	G+24 months
		65.84%	57,087,800,493	G+36 months
2	Guotai Junan Securities Company Limited	0.67%	579,906,507	G+12 months

Notes:

1.	G means the first trading date after the implementation of the Scheme.

2.	Among the 579,906,507 shares with selling restrictions held by Guotai Junan Securities Company Limited, 38,230,000 shares are frozen and 533,530,000 shares are pledged.

6.4	The listing status of tradable shares with selling restrictions is consistent with that set out in the Explanatory Statement by the Company regarding the Scheme.

6.5	This is the first time that the Company arranges for the listing of tradable shares with selling restrictions (limited to the shares involved in the Scheme).

7.	TABLE SHOWING CHANGES IN SHAREHOLDING STRUCTURE AFTER THE IMPLEMENTATION OF THE SCHEME

Type of shares	Type of Shareholdings	Number of shares prior to this listing (in ten thousand shares)	Change in the number of shares (in ten thousand shares)	Number of shares subsequent to this listing (in ten thousand shares)
Tradable shares with selling restrictions	Shares held by the State	65,758,044,493	-4,335,122,000	61,422,922,493
	Shares held by State-owned legal persons	579,906,507	-579,906,507	0
	Total number of tradable shares with selling restrictions	66,337,951,000	-4,915,028,507	61,422,922,493
Tradable shares without selling restrictions	A shares	3,584,000,000	+4,915,028,507	8,499,028,507
	H shares	16,780,488,000	0	16,780,488,000
	Total number of tradable shares without selling restrictions	20,364,488,000	+4,915,028,507	25,279,516,507
Total number of shares		86,702,439,000	0	86,702,439,000

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 12 October 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name:	Chen Ge

Title:	Secretary to the Board of Directors

Date: October 15, 2007